SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 ---------------

                                    FORM 11-K


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

For the fiscal year ended December 31, 1995


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ______________

Commission File Number 1-106


                                ----------------

A:       Full title of Plan:

                  LYNCH CORPORATION 401(k) SAVINGS PLAN

B: Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                  Lynch Corporation
                  401 Theodore Fremd Avenue
                  Rye, NY 10580

                          Audited Financial Statements
                           and Supplemental Schedules

                      Lynch Corporation 401(k) Savings Plan

                  Years ended December 31, 1996, 1995 and 1994
                       with Report of Independent Auditors

                      Lynch Corporation 401(k) Savings Plan

                          Audited Financial Statements
                           and Supplemental Schedules


                  Years ended December 31, 1996, 1995 and 1994







                                    Contents


Report of Independent Auditors..............................................1

Audited Financial Statements

Statement of Net Assets Available for Benefits..............................2
Statement of Changes in Net Assets Available for Benefits...................5
Notes to the Financial Statements...........................................8

Supplemental Schedules

Schedules of Assets Held for Investment Purposes...........................14
Schedules of Reportable Transactions.......................................16

                         Report of Independent Auditors

Board of Directors
Lynch Corporation

We have audited the accompanying statements of net assets available for benefits of the Lynch Corporation 401(k) Savings Plan as of December 31, 1996, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996, 1995 and 1994, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996 and 1995, and reportable transactions for the years then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                         /s/Ernst & Young LLP


September 30, 1998

                      Lynch Corporation 401(k) Savings Plan

      Statement of Net Assets Available for Benefits, With Fund Information

                                December 31, 1996


                                                                           Fund Information
                                            --------------------------------------------------------------------
                                                              Vanguard     Vanguard                 Tweedy
                                             Hancock Stable     U.S.      Convertible    Mutual      Brown
                                               Value Fund     Treasury    Securities   Qualified     Global
                                                                Fund         Fund         Fund     Value Fund
                                             --------------------------------------------------------------------
Assets
Investments:
  John Hancock Mutual Life Insurance Company:
   Unallocated Guaranteed Investment Contracts   $ 580,962          -           -            -           -
  Fleet Investment Management:
   Fleet Stable Return Fund ..................     372,274          -           -            -           -
   Mutual Qualified Fund .....................                                          $ 980,660
   Vanguard U.S. Treasury Fund ...............         -      $ 382,210         -            -           -
   Vanguard Convertible Securities Fund ......         -            -      $ 57,683          -           -
   Tweedy Browne Global Value Fund ...........         -            -           -            -      $ 64,744
   Lynch Corporation Stock Fund ..............         -            -           -            -           -
  Participant notes receivable ...............         -            -           -            -           -
 Short-term investments ......................     (18,348)         -           -            -           -
                                                   --------   --------     --------     --------    --------

Total investments ............................     934,888      382,210      57,683      980,660      64,744

Receivables:
   Participants' contributions ...............         189          599          94          928         758
   Employer's contribution ...................       3,197        1,205         301        2,991         217
   Other .....................................       3,152          -            54          942          72
                                                  --------     --------    --------     --------     -------
Total assets .................................     941,426      384,014      58,132      985,521      65,791

Liabilities
Excess contributions payable .................        (808)        (810)         (9)     (24,866)     (3,586)
Other liabilities ............................        (543)        (841)        -           (108)        -
                                                  --------     --------    --------     --------    --------
Total liabilities ............................      (1,351)      (1,651)         (9)     (24,974)     (3,586)
                                                  --------     --------    --------     --------    --------

Net assets available for benefits ............   $ 940,075    $ 382,363    $ 58,123    $ 960,547    $ 62,205
                                                 =========    =========    ========    =========    ========



                                                             Fund Information
                                               ------------------------------------------

                                                     Lynch
                                                 Corporation        Loan
                                                 Stock Fund         Fund          Total
                                               ------------------------------------------
Assets
Investments:
  John Hancock Mutual Life Insurance Company:
   Unallocated Guaranteed Investment Contracts         -           -      $   580,962
  Fleet Investment Management:
   Fleet Stable Return Fund ..................         -           -          372,274
   Mutual Qualified Fund .....................         -           -          980,660
   Vanguard U.S. Treasury Fund ...............         -           -          382,210
   Vanguard Convertible Securities Fund ......         -           -           57,683
   Tweedy Browne Global Value Fund ...........         -           -           64,744
   Lynch Corporation Stock Fund ..............   $ 338,823         -          338,823
  Participant notes receivable ...............         -      $ 71,887         71,887
 Short-term investments ......................      24,997         -            6,649
                                                  --------    --------     ----------

Total investments ............................     363,820      71,887      2,855,892

Receivables:
   Participants' contributions ...............         171         -            2,739
   Employer's contribution ...................         677         -            8,588
   Other .....................................       4,942         -            9,162
                                                  --------    --------     ----------
Total assets .................................     369,610      71,887      2,876,381

Liabilities
Excess contributions payable .................        (651)        -          (30,730)
Other liabilities ............................         -           -           (1,492)
                                                  --------    --------     ----------
Total liabilities ............................        (651)        -          (32,222)
                                                  --------    --------     ----------

Net assets available for benefits ............   $ 368,959    $ 71,887    $ 2,844,159
                                                 =========    ========    ===========

See accompanying notes.

                      Lynch Corporation 401(k) Savings Plan

      Statement of Net Assets Available for Benefits, With Fund Information

                                December 31, 1995


                                                                    Fund Information
                                            -------------------------------------------------------------------
                                                                          Vanguard    Vanguard
                                                 Hancock                     U.S.    Convertible    Mutual
                                              Stable Value     Equities    Treasury    Securities  Qualified
                                                  Fund           Fund        Fund        Fund        Fund
                                            -------------------------------------------------------------------
Assets
Investments:
  John Hancock Mutual Life Insurance Company:

   Unallocated Guaranteed Investment Contracts   $ 1,167,424          -           -          -           -
  Fleet Investment Management:
   Fleet Stable Return Fund ..................       113,034          -           -          -           -
   Clipper Fund, Inc. ........................           -      $ 468,971         -          -           -
   Mutual Qualified Fund .....................           -        474,928         -          -     $ 120,186
   Vanguard U.S. Treasury Fund ...............           -            -      $ 21,206        -           -
   Vanguard Convertible Securities Fund ......           -            -           -      $15,637         -
   Tweedy Browne Global Value Fund ...........           -            -           -          -           -
   Lynch Corporation Stock Fund ..............           -            -           -          -           -
Short-term investments .......................         3,881        3,368         756      1,306       6,016
                                                  ----------    ---------    ---------  --------   ---------
Total investments ............................     1,284,339      947,267      21,962     16,943     126,202

Receivables:
   Participants' contributions ...............        16,730          -         1,627      1,216       9,970
   Employer's contribution ...................        12,833          -         3,217      1,475       8,925
   Other .....................................            39          708         -            7         -
                                                  ----------    ---------    --------   --------   ---------
Total assets .................................     1,313,941      947,975      26,806     19,641     145,097

Liabilities
Excess contributions payable .................        (4,373)         -           -          -        (4,321)
Other liabilities ............................        (2,289)      (1,313)        (45)       -          (100)
                                                   ---------    ---------    --------   -------    ---------
Total liabilities ............................        (6,662)      (1,313)        (45)       -        (4,421)
                                                   ---------    ---------    --------   -------    ---------

Net assets available for benefits ............   $ 1,307,279    $ 946,662    $ 26,761    $19,641   $ 140,676
                                                 ===========    =========    ========    =======   =========


                                                          Fund Information
                                              ---------------------------------------
                                                Tweedy
                                                Browne          Lynch
                                                Global       Corporation
                                               Value Fund     Stock Fund       Total
                                              ---------------------------------------
Assets
Investments:
  John Hancock Mutual Life Insurance Company:
  Unallocated Guaranteed Investment Contracts       -           -      $ 1,167,424
  Fleet Investment Management:
   Fleet Stable Return Fund ..................       -           -          113,034
   Clipper Fund, Inc. ........................       -           -          468,971
   Mutual Qualified Fund .....................       -           -          595,114
   Vanguard U.S. Treasury Fund ...............       -           -           21,206
   Vanguard Convertible Securities Fund ......       -           -           15,637
   Tweedy Browne Global Value Fund ...........   $13,282         -           13,282
   Lynch Corporation Stock Fund ..............       -     $ 262,840        262,840
Short-term investments .......................       917       3,854         20,098
                                                --------   ---------    -----------

Total investments ............................    14,199     266,694      2,677,606

Receivables:
   Participants' contributions ...............       749       1,537         31,829
   Employer's contribution ...................       832       2,734         30,016
   Other .....................................       -           -              754
                                                --------   ---------    -----------
Total assets .................................    15,780     270,965      2,740,205

Liabilities
Excess contributions payable .................       -           (71)        (8,765)
Other liabilities ............................       -           -           (3,747)
                                                --------   ---------    -----------
Total liabilities ............................       -           (71)       (12,512)
                                                --------   ---------    -----------
Net assets available for benefits ............   $15,780   $ 270,894      2,727,693
                                                 =======   =========      =========

See accompanying notes.

                      Lynch Corporation 401(k) Savings Plan

      Statement of Net Assets Available for Benefits, With Fund Information

                                December 31, 1994


                                                                      Fund Information
                                                  ------------------------------------------------------------
                                                    Guaranteed                         Lynch
                                                  Investment Contract   Equities    Corporation
                                                        Fund              Fund      Stock Fund      Total
                                  ------------------------------------------------------------
Assets
Investments:
   John Hancock Mutual Life Insurance Company:
   Unallocated Guaranteed Investment Contracts..   $   999,256            --            --      $   999,256
     Clipper Fund, Inc. ........................          --      $   325,143           --          325,143
     Mutual Qualified Fund .....................          --          325,298           --          325,298
      Lynch Corporation Stock Fund ..............         --              --     $   111,990        111,990
   Short-term investments ......................        31,465         20,947          1,514         53,926
                                                      --------       --------       --------       --------


Total investments ..............................     1,030,721        671,388        113,504      1,815,613

Receivables:
Other ..........................................             9          1,158          2,703          3,870
                                                      --------       --------        -------       --------

Total assets ...................................     1,030,730        672,546        116,207      1,819,483

Liabilities
Other liabilities ..............................       (12,042)        (3,935)        (1,923)       (17,900)
                                                       -------         ------         ------        -------

Total liabilities ..............................       (12,042)        (3,935)        (1,923)       (17,900)

Interfund transfers ............................       (48,571)        35,135         13,436           --
                                                       -------        -------        -------       --------

Net assets available for benefits ..............   $   970,117    $   703,746    $   127,720    $ 1,801,583
                                                   ===========    ===========    ===========    ===========

See accompanying notes.

                      Lynch Corporation 401(k) Savings Plan

                  Statement of Changes in Net Assets Available
                      for Benefits, With Fund Information

                          Year ended December 31, 1996

                                                                             Fund Information
                                           --------------------------------------------------------------------------
                                                                             Vanguard       Vanguard
                                               Hancock                          U.S.       Convertible      Mutual
                                            Stable Value     Equities        Treasury      Securities     Qualified
                                                Fund           Fund            Fund           Fund           Fund
                                           --------------------------------------------------------------------------
Additions to net assets attributed to:
   Investment income
    Net appreciation (depreciation) in
       fair value of investments ........     $    --       $    5,929       $   --       $   (1,676)    $  122,000
     Interest ...........................        53,490           --             --             --             --
     Dividends ..........................        17,120           --            2,084          7,016         92,295
                                                 ------         ------          -----          -----         ------

   Total investment income ..............        70,610          5,929          2,084          5,340        214,295

   Contributions:
     Participants .......................        84,737             28         24,026         22,345        147,404
     Employer ...........................         6,718           --            2,275          1,208          7,424
                                                 ------         ------          -----          -----          -----
 Total contributions ..................          91,455             28         26,301         23,553        154,828
                                                 ------         ------         ------         ------        -------

Total additions .........................       162,065          5,957         28,385         28,893        369,123

Deductions from net assets attributed to:
   Benefits paid to participants ........      (194,494)       (54,850)        (4,509)        (1,599)      (148,355)
   Excess contributions and related
     investment income ..................          (106)          --             (810)            (9)       (22,167)
   Transfer to the Entoleter, Inc. 401(k) plan  (92,825)       (16,600)          (480)        (1,126)       (30,292)
                                                -------        -------           ----         ------        -------
Total deductions ........................      (287,425)       (71,450)        (5,799)        (2,734)      (200,814)

Net increase (decrease) prior to
   interfund transfers ..................      (125,360)       (65,493)        22,586         26,159        168,309
Interfund transfers (net) ...............      (241,844)      (881,169)       333,016         12,323        651,562
                                               --------       --------        -------         ------        -------


Net increase (decrease) .................      (367,204)      (946,662)       355,602         38,482        819,871

Net assets available for benefits at
   beginning of year ....................     1,307,279        946,662         26,761         19,641        140,676
                                              ---------        -------         ------         ------        -------

Net assets available for benefits at end
   of year ..............................   $   940,075           --      $   382,363    $    58,123    $   960,547
                                            ===========      =========    ===========    ===========    ===========




                                                                    Fund Information
                                           --------------------------------------------------------------
                                               Tweedy
                                               Browne         Lynch
                                               Global      Corporation      Loan
                                             Value Fund    Stock Fund       Fund          Total
                                           --------------------------------------------------------------

Additions to net assets attributed to:
   Investment income
     Net appreciation (depreciation) in
       fair value of investments ........    $    1,251     $   63,130     $     --      $   190,634
     Interest ...........................          --              199          2,411         56,100
     Dividends ..........................         4,667           --             --          123,182
                                              ---------      ---------      ---------     ----------
   Total investment income ..............         5,918         63,329          2,411        369,916

   Contributions:
     Participants .......................        27,486         37,488           --          343,514
     Employer ...........................         1,114          1,937           --           20,676
                                              ---------      ---------      ---------      ---------
   Total contributions ..................        28,600         39,425           --          364,190
                                              ---------      ---------      ---------       --------
Total additions .........................        34,518        102,754          2,411        734,106

Deductions from net assets attributed to:
   Benefits paid to participants ........        (2,083)       (36,037)          (920)      (442,847)
   Excess contributions and related
     investment income ..................        (3,586)          (579)          --          (27,257)
   Transfer to the Entoleter, Inc. 401(k) plan     (420)        (5,793)          --         (147,536)
                                              ---------       --------       ---------     ----------
Total deductions ........................        (6,089)       (42,409)          (920)      (617,640)

Net increase (decrease) prior to
   interfund transfers ..................        28,429         60,345          1,491        116,466
Interfund transfers (net) ...............        17,996         37,720         70,396           --
                                               --------       --------       --------       --------

Net increase (decrease) .................        46,425         98,065         71,887        116,466

Net assets available for benefits at
   beginning of year ....................        15,780        270,894           --        2,727,693
                                               --------      ---------       --------      ---------
Net assets available for benefits at end
   of year ..............................   $    62,205    $   368,959    $    71,887    $ 2,844,159
                                            ===========    ===========    ===========    ===========

See accompanying notes.

                      Lynch Corporation 401(k) Savings Plan

                  Statement of Changes in Net Assets Available
                      for Benefits, With Fund Information

                          Year ended December 31, 1995

                                                                            Fund Information
                                              -------------------------------------------------------------------------------
                                                                                 Vanguard      Vanguard
                                                Hancock Stable                     U.S.      Convertible      Mutual
                                                  Value Fund       Equities      Treasury     Securities    Qualified
                                                                    Fund          Fund          Fund          Fund
                                               ------------------------------------------------------------------------------
Additions to net assets attributed to:
   Investment income
     Net appreciation (depreciation) in fair
       value of investments ................   $      --      $   143,893       $   --         $  (379)    $  (5,941)
     Interest ..............................        68,015         18,768           --            --            --
     Dividends .............................         1,349         99,892            247           988        13,076
                                                     -----         ------          -----         -----        ------
   Total investment income .................        69,364        262,553            247           609         7,135

   Contributions:
     Participants ..........................       185,768         35,083         23,296        17,556       128,937
     Employer ..............................        13,233           --            3,218         1,476         8,925
                                                    ------         -----           -----         -----         -----
   Total contributions .....................       199,001         35,083         26,514        19,032       137,862
                                                   -------         ------         ------        ------       -------

Total additions ............................       268,365        297,636         26,761        19,641       144,997

Deductions from net assets attributed to:
   Benefits paid to participants ...........        (9,133)        (1,450)          --            --            --
    Excess contributions and related
         investment income .................        (4,372)          --             --            --          (4,321)
                                                    ------        -------        ------         ------        ------
Total deductions ...........................       (13,505)        (1,450)          --            --          (4,321)

Net increase prior to interfund transfers ..       254,860        296,186         26,761        19,641       140,676
Interfund transfers (net) ..................        82,302        (53,270)          --            --            --
                                                    ------        -------        -------        ------       -------

Net increase ...............................       337,162        242,916         26,761        19,641       140,676

Net assets available for benefits
   Beginning of year .......................       970,117        703,746           --            --            --
                                                   -------        -------        -------        -------       -------

   End of year .............................   $ 1,307,279    $   946,662    $    26,761   $    19,641   $   140,676
                                               ===========    ===========    ===========   ===========   ===========




                                                           Fund Information
                                               -------------------------------------------
                                                   Tweedy
                                                   Browne          Lynch
                                                   Global       Corporation
                                                 Value Fund      Stock Fund       Total
                                               -------------------------------------------

Additions to net assets attributed to:
   Investment income
 Net appreciation (depreciation) in fair
       value of investments ................    $      403   $   128,869    $   266,845
     Interest ..............................          --              85         86,868
     Dividends .............................           362          --          115,914
                                                  --------     --------        -------
   Total investment income .................           765       128,954        469,627

   Contributions:
     Participants ..........................        14,183        40,887        445,710
     Employer ..............................           832         2,733         30,417
                                                   -------       -------         ------
   Total contributions .....................        15,015        43,620        476,127
                                                   -------       -------        -------

Total additions ............................        15,780       172,574        945,754

Deductions from net assets attributed to:
   Benefits paid to participants ...........          --            (297)       (10,880)
   Excess contributions and related
         investment income .................          --             (71)        (8,764)
                                                   -------       -------         ------
Total deductions ...........................          --            (368)       (19,644)

Net increase prior to interfund transfers ..        15,780       172,206        926,110
Interfund transfers (net) ..................          --         (29,032)          --
                                                   -------       --------       -------

Net increase ...............................        15,780       143,174        926,110

Net assets available for benefits
   Beginning of year .......................          --         127,720      1,801,583
                                                  -------        -------      ---------

   End of year .............................   $    15,780   $   270,894    $ 2,727,693

                                               ===========   ===========    ===========

See accompanying notes.

                      Lynch Corporation 401(k) Savings Plan

                  Statement of Changes in Net Assets Available
                      for Benefits, With Fund Information

                          Year ended December 31, 1994


                                                                                Fund Information
                                                        -----------------------------------------------------------
                                                          Guaranteed                       Lynch
                                                      Investment Contract   Equities    Corporation
                                                            Fund             Fund       Stock Fund         Total
                                                        -----------------------------------------------------------
Additions to net assets attributed to:
   Investment income
    Net appreciation (depreciation) in fair value of
       investments ...................................   $      --      $   (28,913)   $    27,444    $    (1,469)
     Interest ........................................        80,727            219             29         80,975
     Dividends .......................................          --           39,759           --           39,759
                                                             -------         ------       --------        ------
   Total investment income ...........................        80,727         11,065         27,473        119,265

   Contributions:
     Participants ....................................       169,133        135,923         15,813        320,869
     Employer ........................................        15,623          7,567            835         24,025
                                                              ------        -------        -------        -------
   Total contributions ...............................       184,756        143,490         16,648        344,894
                                                                                                      -----------
Total additions ......................................       265,483        154,555         44,121        464,159

Deductions from net assets attributed to:
   Benefits paid to participants .....................       (47,483)       (12,821)        (3,148)       (63,452)
   Excess contributions and related investment income
                                                                (852)          --             --             (852)
   Transfer to the Morgan Group 401(k) Plan ..........      (385,093)      (137,385)       (17,088)      (539,566)
                                ---                         --------       --------        -------       --------
Total deductions .....................................      (433,428)      (150,206)       (20,236)      (603,870)

Net increase (decrease) prior to interfund transfers .      (167,945)         4,349         23,885       (139,711)
Interfund transfers (net) ............................       (14,236)         3,652         10,584           --
                                                             -------        -------        -------        -------
Net increase (decrease) ..............................      (182,181)         8,001         34,469       (139,711)

Net assets available for benefits at beginning of year     1,152,298        695,745         93,251      1,941,294
                                                           ---------        -------         ------      ---------

Net assets available for benefits at end of year .....   $   970,117    $   703,746    $   127,720    $ 1,801,583
                                                         ===========    ===========    ===========    ===========

See accompanying notes.

                      Lynch Corporation 401(k) Savings Plan

                        Notes to the Financial Statements

                  Years ended December 31, 1996, 1995 and 1994


1. Description of Plan
----------------------

The following description of the Lynch Corporation (the "Company") 401(k) Savings Plan (the "Plan") provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Summary Plan Description which is available from the Company.

General
-------

The Plan is a defined contribution plan covering substantially all non-union employees of the Company and the employees of certain of its subsidiaries who are at least 18 years of age and who have completed 1,000 hours of service during a consecutive twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

During 1995, Fleet Financial Group and Shawmut National Corporation ("Shawmut") merged, with Fleet Financial Group being the surviving institution. Prior to this merger, Shawmut was the trustee of the Plan. Subsequent to the merger, Fleet National Bank, a division of Fleet Financial Group, became the trustee of the Plan. Additionally, as of April 1, 1995, the Company changed recordkeepers from the John Hancock Mutual Life Insurance Company ("Hancock") to Fleet Investment Management ("Fleet"), also a division of Fleet Financial Group, and concurrently amended the Plan to adopt Fleet's prototype nonstandardized plan.

Effective January 1, 1996, one of the Company's subsidiaries, Entoleter, Inc. ("Entoleter") established its own defined contribution 401(k) savings plan. The participant balances attributable to Entoleter employees ($147,536), were transferred from the Plan in May 1996 to the new Entoleter, Inc. 401(k) Savings Plan.

Effective January 1, 1994, one of the Company's subsidiaries, The Morgan Group, Inc. ("Morgan"), established its own defined contribution 401(k) savings plan. The participant balances attributable to Morgan employees ($539,566), were transferred from the Plan in August 1994 to the new Morgan Group, Inc. 401(k) Savings Plan.

Contributions
-------------

Eligible employees may elect to contribute, on a pre-tax basis, between 1% and 15% (between 1% and 20% prior to April 1, 1995) of their total annual compensation to the Plan up to the maximum allowed under the Internal Revenue Code ($9,500 in 1996; $9,240 in 1995 and 1994). An annual mandatory employer matching contribution is made to each participant's account equal to 25% of the first $800 of the participant's contribution, generally on or about the closing date of the Plan year. In addition, the employer may make a discretionary matching contribution of up to 75% of the first $800 of the participant's contribution. No such discretionary contribution was made in 1996, 1995 or 1994.

                      Lynch Corporation 401(k) Savings Plan

                  Years ended December 31, 1996, 1995 and 1994

1. Description of Plan (continued)
----------------------------------

Participants' Accounts
----------------------

Each participant's account is credited with the participant's contributions, Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
-------

Participants are vested immediately in all contributions to their accounts, including the Company's matching contributions (mandatory and discretionary, if any) and investment earnings.

Payment of Benefits
-------------------

Participant benefits are paid as soon as practicable in accordance with the terms of the Plan following termination of employment, total permanent disability, retirement, death or upon termination of the Plan. All benefit payments are made in lump sum payments for an amount equal to the fair value of their vested account balance.

Investment Options
------------------

Upon enrollment in the Plan, a participant may direct employer and participant contributions in 1% increments of the amount contributed as follows:

     Prior to April 1, 1995 (three investment elections)

     Guaranteed Investment Contract Fund - Funds are invested in unallocated guaranteed investment contracts.

     Equities Fund - Funds are invested in two mutual funds, the Clipper Fund (which invests primarily in common stock, convertible long-term corporate debt obligations, convertible preferred stock and warrants) and the Mutual Qualified Fund (which invests in common stocks, U.S. Government and government agency obligations, bonds, notes of reorganization and other equity securities).

     Lynch Corporation Stock Fund - Funds are invested in the common stock of the Company.

     April 1, 1995 and subsequent (six investment elections)

     Hancock  Stable Value Fund  (formerly the  Guaranteed  Investment  Contract
     Fund) - Funds are invested in the following: 1) unallocated guaranteed investment contracts through Hancock and; 2) a pooled account (Fleet Stable Return Fund) which invests primarily in unallocated guaranteed investment contracts.

     Vanguard U.S. Treasury Fund - Funds are invested in securities backed by the full faith and credit of the U.S. Government.

                      Lynch Corporation 401(k) Savings Plan

                  Years ended December 31, 1996, 1995 and 1994


1. Description of Plan (continued)
----------------------------------

     Vanguard Convertible Securities Fund - Funds are primarily invested in convertible securities, but may also be invested in non-convertible corporate debt, U.S. Government debt, common stocks, and money markets.

     Mutual  Qualified  Fund  -  Funds  are  invested  in  common  stocks,  U.S.
     Government   and   government   agency   obligations,   bonds,   notes   of
     reorganization, and other equity securities.

     Tweedy Browne Global Value Fund - Funds are invested in domestic and foreign equities, including government and other organization debt.

     Lynch Corporation Stock Fund - Funds are invested in the common stock of the Company.

Participants may change their investment options daily.

Participant Notes Receivable
----------------------------

Effective April 1, 1995, participants may borrow from their fund accounts a minimum of $1,000 or up to 50% of their account balance (not to exceed $50,000). All loans must, by their terms, require repayment over a period not to exceed five years, unless for the purchase of the participant's primary residence for which the term shall be determined by the Company. Loan transactions are treated as a transfer between the investment fund and the loan fund. The loans are secured by 50% of the balance in the participant's account and bear interest at a reasonable rate as determined by the Plan administrator in accordance with Internal Revenue Service (the "IRS") and Department of Labor (the "DOL") regulations. A participant's loan shall immediately become due and payable upon termination of employment or failure to make a principal and/or interest payment as provided in the loan agreement.

Plan Termination
----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to change or discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, or if contributions to the Plan cease, the Plan must distribute the assets to the participants in an amount equal to the fair value of their participants' accounts and pay any related expenses.

Expenses
--------

Substantially all of the administrative expenses of the Plan were paid by the Company.

2. Significant Accounting Policies
----------------------------------

Use of Estimates
----------------

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                      Lynch Corporation 401(k) Savings Plan

                  Years ended December 31, 1996, 1995 and 1994

2. Significant Accounting Policies (continued)
----------------------------------------------

Investment Valuation
--------------------

Investments, except for the unallocated guaranteed investment contracts, in the Plan are stated at fair value. The shares of registered investment companies (i.e., mutual funds) are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

The unallocated guaranteed investment contracts are valued at contract value which approximates fair value as estimated by Hancock. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay retirement benefits and certain administrative expenses.

Lynch Corporation common stock is valued at the last reported sales price on the last business day of the year.

Purchases and sales of securities are recorded on a trade-date basis. Historical cost of the Plan's investments are determined by the weighed average method. Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) reflected in the statement of changes in net assets available for benefits includes the change in the difference between fair value and the cost of investments, as well as realized gains and losses associated with the sale of investments.

Reclassifications
-----------------

Certain prior year amounts have been reclassified to conform to the current year's financial statement presentation.

3. Investments
--------------

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:



                                                             December  31
                                                     1996        1995         1994
                                               ----------------------------------------

John Hancock Mutual Life Insurance Company
  Unallocated Guaranteed Investment Contracts   $  580,962   $1,167,424   $  999,256

Fleet Stable Return Fund ....................      372,274         --           --

Clipper Fund, Inc. ..........................         --        468,971      325,143

Mutual Qualified Fund .......................      980,660      595,114      325,298

Vanguard U.S. Treasury Fund .................      382,210         --           --

Lynch Corporation Stock Fund ................      338,823      262,840      111,990


                      Lynch Corporation 401(k) Savings Plan

                  Years ended December 31, 1996, 1995 and 1994


3. Investments (continued)
--------------------------

Tremont Advisers, Inc., an affiliate of the Company, provided investment advisory services for the Equities Fund until the dissolution of the Fund in 1996. The fees for such services were paid by the Company.

4. Contracts with Insurance Company
-----------------------------------

During 1996 and 1995, the Plan held unallocated guaranteed investment contracts with maturities in 1996 through 1999 with Hancock. Contributions from the Plan are accepted by Hancock throughout the first year of each contract and interest is earned over the contract lives at guaranteed annual rates ranging from 5.39% to 8.68%.

5. Differences Between Financial Statements and Form 5500
---------------------------------------------------------

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                          December 31
                                                              1996           1995          1994
                                                          -----------------------------------------

Net assets available for plan benefits per the financial
   statements ..........................................   $ 2,844,159   $ 2,727,693    $ 1,801,583
Benefits payable to participants .......................          --         (94,977)          --
                                                           -----------   -----------    -----------
Net assets available for plan benefits per the Form 5500   $ 2,844,159   $ 2,632,716    $ 1,801,583
                                                           ===========   ===========    ===========



The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                   December 31
                                                                1996          1995
                                                             -----------------------

Benefits paid to participants per the financial statements   $ 442,847    $  10,880
Add:  Benefits  payable  to  participants  at  December
  31, 1996   and   1995, respectively ....................        --         94,977
Deduct:  Benefits  payable to  participants  at  December
  31, 1995 and 1994, respectively ........................     (94,977)        --
                                                             ---------    ---------
Benefits paid to participants per the Form 5500 ..........   $ 347,870    $ 105,857
                                                             =========    =========

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                      Lynch Corporation 401(k) Savings Plan

                  Years ended December 31, 1996, 1995 and 1994


6. Income Tax Status
--------------------

On April 1, 1995, the Company implemented a prototype nonstandardized plan developed by Fleet. The Fleet prototype plan has secured a favorable opinion letter from the Internal Revenue Service ("IRS") stating that the form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code ("Code"). The Company intends to file for a determination letter. The Plan is required to operate in conformity with the Code to be a qualified plan under Section 401(a) of the Code. The Plan Administrator and management of the Company plan to take the necessary steps, if any, to maintain the Plan's qualified status.

7. Year 2000 (Unaudited)
------------------------

The Company has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Company currently expects the project to be substantially complete by early 1999. The Company does not expect this project to have a significant effect on operations.

                             Supplemental Schedules
                             ----------------------

                      Lynch Corporation 401(k) Savings Plan

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1996


                                                      Description of Investment, Including                      Current or
          Identity of Issue, Borrower,               Maturity Date, Rate of Interest, Par or                     Contract
             Lessor or Similar Party                             Maturity Value                    Cost            Value
---------------------------------------------------------------------------------------------------------------------------------


Hancock Stable Value Fund:
   John Hancock Mutual Life Insurance
   Company
      Unallocated Guaranteed                      Group Annuity Contract Number 4551
      Investment Contracts                        Association 239, 7.52% due May 30, 1997        $332,057      $332,057

                                                  Association 287, 5.39% due May 29, 1998         205,729       205,729

                                                  Group Annuity Contract Number 9008, 6.56%
                                                  due June 30, 1999                                43,176        43,176

   Fleet Stable Return Fund ...................   372,274 shares                                  372,274       372,274


Vanguard U.S. Treasury Fund ...................   382,210 shares                                  382,210       382,210

Vanguard Convertible Securities Fund ..........   4,960 shares                                     59,999        57,683

Mutual Qualified Fund .........................   30,202 shares                                   892,659       980,660

Tweedy Browne Global Value Fund ...............   4,481 shares                                     63,325        64,744

Lynch Corporation Stock Fund:
   Lynch Corporation Common Stock*.............   4,806 shares                                    169,125       338,823

Participant notes receivable...................   Loans bear interest at 8.25%                       --          71,887

Short-term investments  .......................                                                     6,649         6,649
                                                                                                    -----         -----
                                                                                                $2,527,203   $2,855,892
                                                                                                ==========   ==========

* Indicates party-in-interest to the Plan.

                      Lynch Corporation 401(k) Savings Plan

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1995



                                                      Description of Investment, Including                            Current or
          Identity of Issue, Borrower,               Maturity Date, Rate of Interest, Par or                            Contract
             Lessor or Similar Party                             Maturity Value                            Cost           Value
---------------------------------------------------------------------------------------------------------------------------------
Hancock Stable Value Fund:
   John Hancock Mutual Life Insurance Company
      Unallocated Guaranteed
      Investment Contracts                           Group Annuity Contract Number 4551
                                                     Association 181, 8.68% due May 31, 1996             $  513,787   $  513,787

                                                     Association 239, 7.52% due May 30, 1997                310,277      310,277

                                                     Association 287, 5.39% due May 29, 1998                195,207      195,207

                                                     Group Annuity Contract Number 9008, 6.56%
                                                     due June 30, 1999                                      148,153      148,153

   Fleet Stable Return Fund ......................   113,034 shares                                         113,034      113,034

Equities Fund:
   Clipper Fund, Inc. ............................   7,721 shares                                           388,127      468,971
   Mutual Qualified Fund .........................   15,969 shares                                          411,301      474,928

Vanguard U.S. Treasury Fund.......................   21,206 shares                                           21,206       21,206

Vanguard Convertible Securities Fund .............   1,346 shares                                            16,016       15,637

Mutual Qualified Fund ............................   4,041 shares                                           126,127      120,186

Tweedy Browne Global Value Fund ..................   1,026 shares                                            12,879       13,282

Lynch Corporation Stock Fund:
   Lynch Corporation Common Stock* ...............   4,493 shares                                           119,681      262,840

Short-term investments  ..........................                                                           20,098       20,098
                                                                                                             ------       ------
                                                                                                         $2,395,893   $2,677,606

* Indicates party-in-interest to the Plan.

                      Lynch Corporation 401(k) Savings Plan

                       Schedule of Reportable Transactions

                          Year ended December 31, 1996


                                                                                                             Current Value
                                                                                                              of Asset on
                                                                            Purchase     Selling   Cost of   Transaction  Net Gain/
          Identity of Party Involved        Description of Assets             Price       Price     Asset       Date       (Loss)
-----------------------------------------------------------------------------------------------------------------------------------
Category (i)--A single transaction in
excess of 5% of plan assets
John Hancock Mutual Life
 Insurance Company                        Guaranteed Investment Contracts
                                             530,645 shares .............   $530,645   $   --     $530,645   $530,645   $   --

Fleet Investment Management               Vanguard U.S. Treasury Fund
                                             306,391 shares .............    306,391       --      306,391    306,391       --

                                          Short-term investments
                                             365,546 shares .............    365,546       --      365,546    365,546       --
                                             176,500 shares .............    176,500       --      176,500    176,500       --
                                             314,574 shares .............    314,574       --      314,574    314,574       --
                                             365,811 shares .............       --      365,811    365,811    365,811       --
                                             323,916 shares .............       --      323,916    323,916    323,916       --
                                             199,305 shares .............       --      199,305    199,305    199,305       --

Category (iii)--A series of transactions in excess of 5% of plan assets

John Hancock Mutual Life
  Insurance Company
                                          Guaranteed Investment Contracts
                                             52,872 shares ..............     52,872       --       52,872     52,872       --
                                             639,334 shares .............       --      639,334    639,334    639,334       --
                                          Fleet Stable Return Fund
Fleet Investment Management                  432,273 shares .............    432,273       --      432,273    432,273       --
                                             173,033 shares .............       --      173,033    173,033    173,033       --

                      Lynch Corporation 401(k) Savings Plan

                 Schedule of Reportable Transactions (continued)

                          Year ended December 31, 1996

                                                                                  Current Value
                                                                                   of Asset on
Identity of                                  Purchase      Selling     Cost of    Transaction    Net Gain/
Party Involved     Description of Assets      Price         Price       Asset         Date        (Loss)
-----------------------------------------------------------------------------------------------------------

Category (iii)--A series of transactions in excess of 5% of plan assets (continued)

Fleet Investment Management
  (continued)

              Clipper Fund, Inc.
                 2 shares ................   $      121   $      -      $     121    $     121  $     -
                 7,723 shares ............          -        538,647      388,248      538,647    150,399

              Mutual Qualified Fund
                 14,553 shares ...........      470,220          -        470,220      470,220        -
                 7,281 shares ............          -        234,789      206,731      234,789     28,058

              Vanguard U.S. Treasury Fund
                 366,419 shares ..........      366,419          -        366,419      366,419        -
                 5,415 shares ............          -          5,415        5,415        5,415        -

              Lynch Corporation Stock Fund
                 1,205 shares ............       80,502          -         80,502       80,502        -
                 892 shares ..............          -         67,649       31,058       67,649     36,591

              Short-term investments
                 1,633,947 shares ........    1,633,947          -      1,633,947    1,633,947        -
                 1,677,396 shares ........          -      1,677,396    1,677,396    1,677,396        -

There were no Category (ii) or (iv) reportable transactions during 1996.

"Lease Rental" and "Expenses Incurred with Transaction" columns were not applicable during 1996.

                      Lynch Corporation 401(k) Savings Plan

                       Schedule of Reportable Transactions

                          Year ended December 31, 1995

                                                                                                             Current Value
                                                                                                              of Asset on
                                                                             Purchase    Selling    Cost of  Transaction  Net Gain/
Identity of Party Involved                      Description of Assets          Price       Price     Asset      Date       (Loss)
-----------------------------------------------------------------------------------------------------------------------------------

Category (i)--A single transaction in excess of 5% of plan assets

Fleet Investment Management ...............    Short-term investments
                                                  115,621 shares ............   $     -     115,621   115,621   115,621   $  -

Category (iii)--A series of transactions in excess of 5% of plan assets

John Hancock Mutual Life Insurance Company
                                               Guaranteed Investment Contracts
                                                  181,078 shares .............    181,078       -     181,078   181,078      -
                                                  12,910 shares ..............        -      12,910    12,910    12,910      -

Fleet Investment Management                       Fleet Stable Return Fund
                                                  113,034 shares .............    113,034       -     113,034   113,034      -

                                               Equities Fund:
                                                  Mutual Qualified Fund
                                                     3,795 shares ............    109,131       -     109,131   109,131      -
                                                     23 shares ...............        -         758       595       758    163

                                               Mutual Qualified Fund
                                                  4,048 shares ...............    126,348       -     126,348   126,348      -
                                                  7 shares ...................        -         221       221       221      -

                                               Short-term investments
                                                  548,944 shares .............    548,944       -     548,944   548,944      -
                                                  582,772 shares .............        -     582,772   582,772   582,772      -

There were no Category (ii) or (iv) reportable transactions during 1995.

"Lease Rental" and "Expenses Incurred with Transaction" columns were not applicable during 1995.

                                   SIGNATURES



         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   LYNCH CORPORATION 401(k) SAVINGS PLAN




                                   By: s/Robert E. Dolan
                                         Robert E. Dolan
                                         Member of the 401(k) Plan Committee



Dated: December 10, 1998